EXHIBIT 99.1

News Release dated April 28, 2016, Suncor Energy reports voting results from Annual General Meeting

FOR IMMEDIATE RELEASE

Suncor Energy reports voting results from Annual General Meeting

Calgary, Alberta (April 28, 2016) – Suncor held its Annual General Meeting in Calgary today. A total of approximately 1.1 billion shares (approximately 71.18% of outstanding common shares) were represented in person or by proxy.

Shareholders voted as follows on the matters before the meeting:

1.           Shareholders elected the following 12 board members (11 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Patricia M. Bedient	99.78%
Mel E. Benson	97.21%
Jacynthe Côté	99.60%
Dominic D’Alessandro	99.58%
John D. Gass	98.08%
John R. Huff	97.20%
Maureen McCaw	99.21%
Michael W. O’Brien	98.88%
James W. Simpson	99.37%
Eira M. Thomas	95.16%
Steven W. Williams	99.74%
Michael M. Wilson	99.48%

2.           Shareholders re-appointed PricewaterhouseCoopers LLP as Suncor’s auditors.

3.           Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 25, 2016 was approved with 91.59% of shares represented at the meeting voting in favour.

4.           Shareholder proposal No. 1 regarding ongoing reporting on Suncor’s initiatives respecting climate change was approved with 98.18% of shares represented at the meeting voting in favour.

5.           Shareholder proposal No. 2 regarding annual disclosure by Suncor of lobbying-related matters was not approved with 60.00% of shares represented at the meeting voting against the motion.

Note: the biographies of Board members and further details about Suncor’s corporate governance practices are available at suncor.com/governance.

The text of remarks by Steve Williams, president and chief executive officer, and Alister Cowan, executive vice president and chief financial officer, are available at suncor.com/speeches.

An archive of the video webcast of the meeting will be available for the next 90 days at suncor.com/webcasts.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

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